Mail Stop 4561

May 8, 2007

George J. Carter
President
FSP Phoenix Tower Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

Re: FSP Phoenix Tower Corp.
Form 10
Filed on April 11, 2007
File No. 0-52559

Dear Mr. Carter:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2. We note in Franklin Street's Form S-4 (File No. 333-118748) that Franklin Street previously merged with four single property REITs that it had originally syndicated. We note further that you have recently filed another Form 10 for FSP 50 South Tenth Street Corp. which is another single property REIT. Please revise to discuss the reasons for this structure, the previous merger transactions and whether you may take a similar path. Please revise to discuss that if the REIT were to merge with Franklin Street, the nature of a stockholder's investment would change from an interest in a corporation owning a specified property for a finite period in which a REIT stockholder would receive a distribution upon liquidation to an investment in a real estate company with a portfolio of properties in which the equity owners are expected to recover their investment from the sale of their FSP common stock.

Item 1. Business, page 1

3. In Exhibit 21.1, you list FSP Phoenix Tower Limited Partnership and FSP Phoenix Tower LLC as subsidiaries. Please revise to describe the business of these subsidiaries. Refer to Item 101 of Regulation S-K.

History, page 1

4. In the third full paragraph, you state that you "purchased the Property for $74,500,000 on February 22, 2006." Please revise to disclose from whom the property was purchased, how the purchase price was determined and to disclose, if true, that the purchase price was not as the result of arms-length negotiations. Further, if the Property was acquired from Franklin Street, please revise to disclose when Franklin Street acquired the Property. In this connection, please provide the information required by Item 404(c), including the cost to Franklin Street of the Property if it was acquired in the last two years.

5. In the last full paragraph, you state that you completed the sale of 1,050 shares of your preferred stock. Please revise to disclose the total proceeds of that offering, how many shareholders purchased the shares of preferred stock and the price per share paid for the stock during each private offering.

Our Business, page 2

6. You state in the penultimate paragraph that you plan on making a number of improvements to the Property. Please revise to disclose the cost of improvements made to date and to disclose the estimated cost of all of future planned improvements.

7. On page 3, you state that FSP Property Management LLC provides asset management services to the company. You also state that Hines Interest Limited Partnership provides you with day to day property management services. Please revise your disclosure to note

the difference between the services provided by FSP Property Management LLC and those provided by Hines Interest Limited Partnership.

8. For tenants occupying more than 10% of the Property, please revise to disclose the annual rental, average effective annual rental per square foot, and the percentage of gross annual rental represented by such leases. Further, please revise to discuss renewal options for such tenants. See Item 15 of Form S-11 as a guide.

<u>Investment Objectives, 3</u>

9. In the fourth paragraph, you state that you "intend to dispose of the Property at a time determined by our directors, which we currently expect to be within five to ten years." Please revise to disclose what you will do after you dispose of the property. For instance, please revise to disclose if you will liquidate after the disposition.

10. On page 6, you state that "there can be no assurance that the Company will be able to sell or refinance the Property upon the maturity of the Permanent Mortgage Loan or that the proceeds received from such sale or refinancing will be sufficient to repay the Permanent Mortgage Loan." Please revise this section to discuss whether you expect to try to refinance or sell the property once the Permanent Mortgage Loan matures.

<u>Risk Factors, page 5</u>

<u>We face the risk of possible future capital expenditures, page 6</u>

11. On page 1, you state that you have capital reserves of $15,012,500. In this section you state that as of December 31, 2006 you had capital reserves of $13,579,000. Please reconcile these disclosures.

<u>Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock, page 7</u>

12. Please revise to explain why transfer may be restricted under federal and state securities laws.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13</u>

<u>Trends and Uncertainties, page 13</u>

13. Please revise to disclose the class your property falls into (e.g., Class A, Class B, etc.) and to disclose the characteristics of that class.

Liquidity and Capital Resources, page 16

14. We note that your distributions to preferred stockholders are in excess of earnings and operating cash flows for the year ended December 31, 2006. In light of this shortfall, please revise your liquidity discussion to disclose how you have funded the distributions.

15. You state that "[f]or the period ended December 31, 2006 our cash provided by operating activities was $1.5 million lower than distributions paid, although we anticipate net income plus depreciation and amortization will be reasonably close to or exceed distributions in the future." Please revise to disclose the basis for this projection.

Operating Activities, page 16

16. You state that you had an increase in of $1.3 million in operating assets. Please revise your disclosure to describe the operating assets.

Financial Statements

17. Please advise us how you considered the requirements of Rule 3-14 of Regulation S-X for your acquired property.

Note 2 – Summary of Significant Accounting Policies, page F-7

Acquired Real Estate Leases, page F-8

18. We note that acquired real estate leases are amortized on a straight-line basis over the remaining life of the related leases. Please tell us what consideration is given to renewal options in determining the appropriate amortization periods for your below-market leases.

19. Please explain the weighted-average amortization periods referenced in your discussion of acquired favorable and unfavorable real estate leases. It would appear amortizing over a weighted-average lease term would not be consistent with your policy that you amortize on a straight-line basis over the remaining life of the lease.

Revenue Recognition, page F-11

20. The disclosure indicates that tenant improvement allowances are recognized on a straight-line basis. Please clarify whether the asset recognized as a result of these cash payments is treated as a lease incentive and amortized over the initial lease term as a reduction of rental revenues. If so, please revise your disclosure to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Schedule III – Real Estate and Accumulated Depreciation, page F-16

21. As prescribed by Rule 12-28 of Regulation S-X, revise to disclose the date of construction. In addition, please include an opinion on the schedule from your independent accountant.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Accountant, at (202) 551-3428 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: James Burke, Esq. (*via facsimile*)